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15025813

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 6 2015
WASH. D.C.
201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-~~39552~~ 68566

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FIXCENTER, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 28th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zissis Perdikis — (917) 862-5536
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Zissis Perdikis, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to FixCenter, LLC for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Notary Public 3/11/15

NYSDL597

GEORGE C. LAZARIDES
Notary Public, State of New York
No. 01LA4930290
Qualified in Suffolk County
Commission Expires May 9, 20 18

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and the Member of
FIXCENTER, LLC

We have audited the accompanying statement of financial condition of FIXCENTER, LLC (a New York Limited Liability Company), as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. FIXCENTER, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of FIXCENTER, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
March 11, 2015

FixCenter, LLC

Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 106,317
Liabilities and Member's Equity	
Accrued expenses	$ 16,891
Due to affiliate	13,497
Total liabilities	30,388
Member's equity	$ 75,929
Total liabilities and member's equity	$ 106,317

1. Nature of Operations

FixCenter, LLC (the "Company"), a wholly-owned subsidiary of FixCenter Holdings, LLC is a New York limited liability company. It is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist primarily of developing and providing an electronic trading platform to be utilized for fixed income trading by third party broker dealers.

2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Revenue Recognition
Securities transactions and the related revenues and expenses will be recorded on a trade-date basis.

Income Taxes
No provision for income taxes has been recorded because the Company is a single member limited liability company and is thus treated as a disregarded entity. Accordingly, the individual members of its parent report their share of the Company's income or loss on their personal income tax returns. The Company's parent is subject to the New York City unincorporated business tax.

As of December 31, 2014, management has determined that the company had no uncertain tax positions that would require financial statement recognition.

3. Related Party Transactions

At December 31, 2014, the Company owed $13,497 to the holding company for bills it paid on the Company's behalf.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of approximately $75,929 which exceeded the required net capital by approximately $70,929.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under section (k)(2)(i) of that rule.

5. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.